Ur-Energy Inc.
(an Exploration Stage Company)
Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

September 30, 2011

(expressed in Canadian dollars)

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The Company is headquartered in Littleton, CO with assets predominantly located in the United States.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

The following provides management’s discussion and analysis of results of operations and financial condition for the three and nine months ended September 30, 2011. Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on October 24, 2011. This discussion and analysis should be read in conjunction with the Company’s unaudited financial statements for the three and nine months ended September 30, 2011 and its audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. All figures are presented in Canadian dollars, unless otherwise noted.  As of January 1, 2011, the Company elected to adopt US GAAP.  The numbers herein have been restated to be in accordance with US GAAP.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek project (including the projections contained in the preliminary analysis of economics of the Lost Creek Property (ii) receipt of (and related timing of) the Record of Decision from the U.S. Bureau of Land Management; (iii) the Lost Creek project will advance to production and the production timeline; (iv) production rates, timetables and methods of recovery at the Lost Creek project; (v) the Company’s procurement and construction plans at the Lost Creek project; (vi) the ability to complete additional uranium sales agreements, and upon what terms; and (vii) the potential of new exploration targets on the LC North and LC South properties and on the Lost Creek project area outside the current Lost Creek resource area.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage corporation; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated March 17, 2011, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects  under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum  Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

 Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada.  The Company is primarily focused on exploration within the geological uranium province centered on Wyoming, USA.  The Company’s Lost Creek project is progressing through the regulatory process and is expected to have all necessary licenses and permits in coming months.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the property contains mineral reserves.  However, the Company’s March 16, 2011 NI 43-101 “Preliminary Assessment Lost Creek Property Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, the ability of the Company to obtain the necessary permits to operate the properties and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as of September 30, 2011 and December 31, 2010.

	As of September 30, 2011 $	As of December 31, 2010 $
	(unaudited)

Total assets	70,296,310	76,006,165
Total liabilities	(2,709,976)	(1,334,398)

Net assets	67,586,334	74,671,767

Capital stock and contributed surplus	172,971,471	167,740,245
Deficit	(105,385,137)	(93,068,478)

Shareholders’ equity	67,586,334	74,671,767

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

The following table contains selected financial information for the three and nine months ended September 30, 2011 and 2010 and cumulative information from inception of the Company on March 22, 2004 through September 30, 2011.

	Three Months Ended September 30, 2011 $	Three Months Ended September 30, 2010 $	Nine Months Ended September 30, 2011 $	Nine Months Ended September 30, 2010 $	March 22, 2004 through September 30, 2011 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses (1)	(4,330,444)	(5,225,345)	(12,846,722)	(12,011,098)	(116,373,708)
Interest income	55,187	83,516	191,990	281,693	9,529,495
Loss from equity investment	(298)	(13,635)	(27,023)	(27,031)	(74,310)
Foreign exchange gain (loss)	1,122,547	(588,286)	437,297	(739,073)	941,317
Other income (loss)	(10,908)	8,586	(72,201)	(4,164)	887,609
Loss before income taxes	(3,163,916)	(5,735,164)	(12,316,659)	(12,499,673)	(105,089,597)
Recovery of future income taxes	Nil	Nil	Nil	Nil	(295,540)
Net loss for the period	(3,163,916)	(5,735,164)	(12,316,659)	(12,499,673)	(105,385,137)

Loss per common share: Basic and diluted	(0.03)	(0.06)	(0.12)	(0.13)

Cash dividends per common share	Nil	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	598,243	187,777	1,853,919	565,619	18,269,752

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance new and existing exploration and development activities.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
	2011	2011	2011	2010	2010	2010	2010	2009
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(4,330,444)	(4,694,371)	(3,821,907)	(3,227,656)	(5,225,345)	(2,981,561)	(3,804,192)	(3,419,379)
Interest income	55,187	65,597	71,206	70,302	83,516	92,912	105,265	141,016
Loss from equity investment	(298)	(6,629)	(20,096)	(2,401)	(13,635)	(10,770)	(2,626)	(4,365)
Foreign exchange gain (loss)	1,122,547	98,947	(784,197)	(819,035)	(588,286)	837,178	(987,965)	(1,393,136)
Other income (loss)	(10,908)	(9,913)	(51,380)	60,375	8,586	(12,000)	(750)	(34,878)
Loss before income taxes	(3,163,916)	(4,546,369)	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)	(4,710,742)
Recovery of future income taxes	Nil	Nil	Nil	Nil	Nil	Nil	Nil	(109,555)
Net loss for the period	(3,163,916)	(4,546,369)	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)	(4,820,297)

Loss per share – basic and diluted	(0.03)	(0.05)	(0.04)	(0.08)	(0.06)	(0.02)	(0.05)	(0.05)

Overall Performance and Results of Operations

From inception through September 30, 2011, the Company has raised net cash proceeds of $150.2 million from the issuance of common shares and warrants and from the exercise of warrants and stock options.  As at September 30, 2011, the Company held cash and cash equivalents, and short-term investments of $28.8 million.  The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

The results of operations vary based upon projects that often occur within a quarter or over a few quarters.  The Company's drilling programs normally occur in the third quarter as evidenced by the higher expenses in that quarter.  Expenses in the three months ended March 31, 2011 were higher due to costs associated with a proposed stock offering and potential merger and acquisition activities.  Expenses in the three months ended June 30, 2011 were elevated because of the restructuring reported in the prior quarter and the related costs associated with that restructuring.  Interest income is trending to a lower amount because of decreased investible cash reserve balances.  The foreign exchange loss relates to the balances of cash held in U.S. funds and will vary based on changes in the exchange rate between Canada and the U.S.

Management of the Company

As of August 1, 2011, the Company’s President and Chief Operating Officer, Wayne W. Heili, was named President and Chief Executive Officer.  The former Chief Executive Officer, W. William Boberg, remains as a Director of the Company.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling more than 230,000 acres (93,000 hectares).

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming.  The Lost Creek Property comprises five projects covering a total of approximately 33,794 acres (13,676 hectares):  Lost Creek permit area, EN, LC South, LC North and Toby.  In this property area, the Company controls 1,753 unpatented mining claims and two State of Wyoming uranium leases.  In the Lost Creek permit area, currently being advanced to licensure and construction, the Lost Creek uranium deposit is approximately three miles (4.8 kilometers) long with the mineralization occurring in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. A royalty on future production of 1.67% is in place with respect to 20 claims at Lost Creek.  Other royalties exist on certain of the adjoining projects.

In March 2011, the Company announced that it had entered into its first uranium sales agreement related to production from Lost Creek.  The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

As confirmed in a March 16, 2011 NI 43-101 Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” (the “2011 Preliminary Assessment”) the reported mineral resources support the economic viability and continued development to mine production of the project.  The 2011 Preliminary Assessment reports on two methods of mineral resource estimate and performs an economic analysis using the grade times thickness (“GT”) contour method resource estimate which was determined to be better suited for the detailed mine development and planning of Lost Creek.  Based upon the GT-contour method, the 2011 Preliminary Assessment reports NI 43-101 compliant resources at Lost Creek project are as follows:

Lost Creek Project Summary of Mineral Resources, March 2011
Resource Category	Short Tons (millions)	Grade (% eU3O8)	Pounds eU3O8 (millions)
Measured	2.54	0.052	2.66
Indicated	2.20	0.060	2.57
Measured + Indicated	4.731	0.055	5.221

Resource Category	Short Tons (millions)	Grade (% eU3O8)	Pounds eU3O8 (millions)
Inferred	0.77	0.051	0.78

Notes:

1.	Sum of Measured and Indicated tons and pounds do not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

3.	Based on grade cutoff of 0.02 percent eU3O8 and a GT cutoff of 0.3 GT.

4.
Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value.  This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.

5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).
.
The above economic analysis is based on an 80 percent recovery of the total of mineral resources. The 2011 Preliminary Assessment is filed on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.

Lost Creek Regulatory

Ur-Energy’s focus continues to be the regulatory process necessary to obtain all required authorizations to mine uranium by in situ recovery methods at the Lost Creek project.  The required authorizations include permits and/or licenses from the U.S. Nuclear Regulatory Commission (“NRC”), the Wyoming Department of Environmental Quality (“WDEQ”) and the U.S. Bureau of Land Management (“BLM”).   At this time, all of the primary licenses and permits have been issued except for the BLM approval of the Lost Creek Plan of Operations.

On August 17, 2011, the NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek project.  The Company continues its work preparing an application for NRC license amendment to include the yellowcake drying and packaging circuit of the Lost Creek plant and anticipates its submission in fourth quarter of 2011.  The Company also anticipates submitting applications for amendment of the NRC License to allow for mineral recovery from the KM horizon.

The WDEQ Permit to Mine (“WDEQ Permit”) was issued on October 21, 2011.  The WDEQ Permit was issued following a determination by the Wyoming Environmental Quality Council (“WEQC”) with respect to a third-party objection.  As a part of its ruling in favor of the project, the WEQC directed that the WDEQ Permit be approved by the WDEQ.  The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protection measures for the greater sage grouse species at the project.

The BLM is conducting the environmental review required before its approval of the Lost Creek Plan of Operations.  A third party contractor is drafting the BLM’s Environmental Impact Statement (“EIS”) for the Lost Creek project and the BLM has indicated that it anticipates completion of the Record of Decision for the Plan of Operations early in the summer of 2012.  The BLM has also stated that it will incorporate by reference into its own EIS portions of the NRC Supplemental Environmental Impact Statement.

The Company submitted to the U.S. Environmental Protection Agency (“EPA”) an application for a permit to construct two holding ponds at Lost Creek.  The EPA has indicated that the application is complete, and the review is ongoing.  In May 2010, the Wyoming State Engineer’s Office issued its approval for the construction and operation of the two holding ponds at Lost Creek.

In August 2011, the EPA issued an aquifer exemption for the Lost Creek project.  The WDEQ’s separate approval of the aquifer reclassification is a part of its WDEQ Permit.

Previously, the Company received its WDEQ-Air Quality Division Air Quality Permit (January 2010) and WDEQ-Water Quality Division Class I Underground Injection Control Permit (May 2010).  The latter permit allows Lost Creek to drill, complete and operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek project.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Lost Creek Development Program – Drilling, Planning and Procurement

In addition to the historic drill data it owns with regard to Lost Creek (approximately 563 holes), the Company completed 1,096 drill holes totalling approximately 728,757 feet (222,125 meters) at Lost Creek prior to the commencement of the 2011 drilling campaign.  The Company had also completed necessary delineation drilling for the planning of the first and second mine units.

The 2011 drilling campaign at Lost Creek commenced in July.  The first stage of the program included the installation of 19 monitor wells in preparation for the KM horizon pump test.  Results of the pump test will be utilized in the planned amendment to the mining permit for the KM Horizon.  Following installation of the monitor wells, the drilling program moved on to exploration drilling within a section of the Lost Creek project.  As of September 30, 74 exploration holes have been drilled for a total of 74,115 feet (22,590 meters).

Adjoining Projects in the Lost Creek Property

Ur-Energy’s in-house geologic evaluations of the Lost Creek project and adjoining properties held by the Company have identified multiple additional exploration targets.  The studies identified alteration characteristics, grade and thickness of mineralization similar to those in the Lost Creek deposit.  The Company is currently conducting an exploration drilling program at LC North.  As of September 30, 56 holes have been drilled for a total of 55,220 feet (16,831 meters).  Additionally, one water well has been drilled.  It is estimated that as many as 2,000 to 3,000 drill holes will be required over the course of several years to fully evaluate the exploration targets at LC North, LC South and areas within the Lost Creek project outside of the currently defined mineral resource.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Three Months and Nine Months Ended September 30, 2011 Compared to Three Months and Nine Months Ended September 30, 2010

The following tables summarize the results of operations for the three and nine months ended September 30, 2011 and 2010.
	Three Months Ended September 30,
	2011	2010
	$	$

Revenue	Nil	Nil
Exploration and evaluation expense	(1,553,163)	(1,779,132)
Development expense	(1,453,623)	(1,918,003)
General and administrative expense	(1,323,658)	(1,146,958)
Write-off of mineral properties	Nil	(381,252)
Net loss from operations	(4,330,444)	(5,225,345)
Interest income	55,187	83,516
Loss from equity investment	(298)	(13,635)
Foreign exchange gain (loss)	1,122,547	(588,286)
Other income (loss)	(10,908)	8,586
Loss before income taxes	(3,163,916)	(5,735,164)
Recovery of future income taxes	Nil	Nil
Net loss for the period	(3,163,916)	(5,735,164)

Loss per share – basic and diluted	(0.03)	(0.06)

	Nine Months Ended September 30,
	2011	2010
	$	$

Revenue	Nil	Nil
Exploration and evaluation expense	(3,845,149)	(3,622,878)
Development expense	(2,909,010)	(4,271,423)
General and administrative expense	(6,092,563)	(3,735,545)
Write-off of mineral properties	Nil	(381,252)
Net loss from operations	(12,846,722)	(12,011,098)
Interest income	191,990	281,693
Loss from equity investment	(27,023)	(27,031)
Foreign exchange gain (loss)	437,297	(739,073)
Other income (loss)	(72,201)	(4,164)
Loss before income taxes	(12,316,659)	(12,499,673)
Recovery of future income taxes	Nil	Nil
Net loss for the period	(12,316,659)	(12,499,673)

Loss per share – basic and diluted	(0.12)	(0.13)

Expenses

Total expenses for the three months and nine months ended September 30, 2011 were $4.3 million and $12.8 million, respectively, and include G&A expense, exploration and evaluation expense and development expense.  These expenses decreased by $0.9 million and increased by $0.8 million compared to the respective periods in 2010.

 Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Exploration and evaluation expenses decreased by $0.2 million and increased by $0.2 million for the three and nine month periods ended September 30, 2011, compared to the respective periods in 2010.  In May 2011, the Company restructured its exploration geology functions to focus on completion of the development of the Lost Creek project.  This resulted in a decrease in labor related expenses of $0.3 and $0.5 million for the three and nine month periods in 2011 compared to the respective periods in 2010. There was also a decrease in drilling expenditures on exploration properties of $0.2 million and $0.3 million compared to the three and nine month periods in 2010, respectively. Increased expenses came from due diligence investigations of potential merger or acquisition targets which totaled $0.1 million and $0.4 million for the three and nine month periods ended September 30, 2011, respectively, as well as an increase in stock compensation expense of $0.2 million and $0.5 million for the three and nine month periods in 2011 compared to the comparable periods in 2010 due to the effect the increased stock price had on the expense calculation formula (Black-Scholes) at the time of the grant.

Development expense relates entirely to the Company’s Lost Creek project.  Overall expenses decreased $0.5 million and $1.4 million for the three and nine month periods ended September 30, 2011 compared to the respective period in 2010.  Permitting costs declined $0.6 million and $0.9 million for the three and nine months ended September 30, 2011 compared to the comparable period in 2010.  Drilling programs in 2011 accounted for an increase in expenses of $0.2 million for the three months ended September 30, 2011 but were $0.4 million less than the comparable nine month period due to the completion of the 2009 drilling program during the first quarter of 2010.   Consulting costs were $0.2 million higher for the nine month period ended September 30, 2011 compared to 2010, which was partially offset by a decrease in monitoring costs of $0.1 million.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs.  Expenses increased $0.2 million and $2.4 million for the three and nine month periods, respectively.  The increase in the nine month period related primarily to severance and related costs of approximately $1.5 million.  Stock compensation expense increased by $0.3 million and $0.8 million during the three and nine months compared to the comparable periods in 2010.  In addition, the company incurred additional legal and other expenses during the nine months ended September 30, 2011 of $0.3 million related to a withdrawn stock offering.

Other income and expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2011 as compared to those in 2010.

The net foreign exchange gain for the three and nine months ended September 30, 2011 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar.  In 2011, the Canadian dollar weakened during the three and nine month periods ended September 30 resulting in gains in these periods.  Conversely the Canadian dollar strengthened for the three and nine months ended September 30, 2010 resulting in losses.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Loss per Common Share

Both basic and diluted loss per common share for the three and nine months ended September 30, 2011 were $0.03 and $0.12, respectively (2010 – $0.06 and $0.13, respectively).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.  There was more stock outstanding in 2011 due to stock option exercises which resulted in a slightly lower loss per share despite comparable losses for the periods.

Liquidity and Capital Resources

As at September 30, 2011, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $28.8 million, a decrease of $5.0 million from the December 31, 2010 balance of $33.8 million.  The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the three and nine months ended September 30, 2011, the Company used $3.6 million and $9.2 million of its cash resources to fund operating activities.  During those same respective periods, the Company used $0.1 million and generated $0.4 million from investing activities (excluding short term investment transactions) and generated $0.1 million and $3.4 million through financing activities.  The remaining increase in cash of $1.0 million and $0.4 million respectively in the three and nine month periods related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $3.6 million and $9.2 million of cash resources during the three and nine months ended September 30, 2011, respectively, as compared to $3.6 million and $10.1 million for the same periods in 2010.  Overall, expenditures were greater due to potential mergers and acquisitions ($0.4 million) as well as the withdrawn financing ($0.3 million) in 2011 while permitting costs (decrease of $0.6 million for the three month period and $1.1 million for the nine month period) declined from 2010.

During the nine months ended September 30, 2011, the Company met the requirements associated with two of its reclamation bonds resulting in the release of $1.2 million in bonding deposits which was added to short term investments.  This was offset by an investment of $0.8 million in mineral properties, capital assets and pre-construction activities primarily relating to the purchase of specific plant equipment.  During the three months ended September 30, 2011, the Company invested $0.1 million in capital assets mainly related to the Lost Creek production facilities.

During the three and nine months ended September 30, 2011, the Company raised $0.1 million and $3.4 million, respectively, through the exercise of stock options.

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

The Company has a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit secured by a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

As of October 24, 2011, the Company had 103,675,444 common shares and 6,215,757 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	September 30,	December 31,
	2011	2010
	$	$
	(unaudited)

Cash on deposit at banks	349,519	265,168
Guaranteed investment certificates	287,500	287,500
Money market funds	21,624,665	28,166,147

	22,261,684	28,718,815

The Company’s short term investments are composed of:

	As of	As of
	September 30,	December 31,
	2011	2010
	$	$
	(unaudited)

Guaranteed investment certificates	5,216,763	5,122,289
Certificates of deposit	1,281,970	Nil

	6,498,733	5,122,289

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits.  They bear interest at annual rates ranging from 0.30% to 1.64% and mature at various dates up to November 6, 2012.  These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.7 million is covered by either the Canada Deposit Insurance Corporation or the United States Federal Deposit Insurance Corporation. Approximately $30.8 million is therefore at risk at September 30, 2011 should the financial institutions with which these amounts are invested be rendered insolvent.  The Company does not consider any of its financial assets to be impaired as of September 30, 2011.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at September 30, 2011 the Company’s liabilities consisted of accounts payable and accrued liabilities of $2.1 million, all of which are due within normal trade terms.  Trade accounts payable are generally due within thirty days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and maintaining a significant portion of its cash equivalents and short-term investments in U.S. dollars, as well as holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial financial institutions and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company incurs expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2011, the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$22.5 million and had accounts payable of US$1.9 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at September 30, 2011. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $2.1 million impact on net loss for the nine months ended September 30, 2011.  This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.3 million impact on net loss for the nine months ended September 30, 2011.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The Company’s average interest rate on invested cash was 0.75% which is less than 100 basis points for the nine months ended September 30, 2011.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During the nine months ended September 30, 2011 and 2010, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As of September 30, 2011, the current and long term price of uranium was approximately US$52.00 and US$63.00, respectively.  This is reasonably consistent from US$62 and US$67 as of December 31, 2010.  Management reviewed the cash flow projections for properties which have NI 41-303 reports published by the Company and verified that the projected cash flows indicate no impairment is required. Management also did not identify any other impairment indicators for any of the Company’s mineral properties during the nine months ended September 30, 2011.

Share-Based Compensation

The Company is required to record all equity instruments including warrants, restricted share units, compensation options and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Management utilizes the intrinsic value method to calculate the value of the restricted share units.  This method uses the ending price as of the end of the last trading day before the grant of the units to determine the value of the units.

New Accounting Pronouncements

On June 16, 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income, which amends Topic 200, Comprehensive Income, to facilitate the convergence of US GAAP with IFRS. ASU No. 2011-05 amendments (1) eliminate the option to present components of ‘other comprehensive income’ (OCI) in the statement of changes in shareholders’ equity, and (2) permit presentation of total comprehensive income and components of net income in a single statement of comprehensive income, or in two separate, consecutive statements.  ASU No. 2011-05 requires presentation of total net income and each component of net income; total comprehensive income and each component of OCI regardless of the choice of statement used, but disclosures are tailored to the choice of financial statement presentation – a single statement or two consecutive statements and presentation of reclassification adjustments for items transferred from OCI to net income on the face of the financial statements where the components of net income and the components of OCI are presented. The amendments do not change current treatment of items in OCI, transfer of items from OCI, or reporting items in OCI net of the related tax impact.  ASU No. 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011.  This guidance currently has no effect on the accounting or financial statement presentation by the Company.

On May 12, 2011, the FASB and the International Accounting Standards Board (IASB) issued guidance on fair value measurement and disclosure requirements outlined in IFRS 13, Fair Value Measurement, and ASU No. 2011-04, Fair Value Measurement (Topic 820)–Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments do not require additional fair value measurements; they explain how to measure fair value, revise wording to ensure that ‘fair value’ has the same meaning in US GAAP and IFRS, and harmonize disclosure requirements through two distinct amendments categories.  The amendments in ASU No. 2011-04 must be applied prospectively effective during interim and annual periods beginning after December 15, 2011. This guidance currently has no effect on the accounting or financial statement presentation by the Company.

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards / US GAAP

In addition to the rules of the Ontario Securities Commission, the Company is subject to the reporting requirements of the United States Securities and Exchange Commission (“SEC”).  Under those SEC rules, companies are allowed to submit their financial statements using a foreign GAAP (Canadian GAAP for Ur-Energy) or IFRS as long as they are considered a foreign private issuer (“FPI”).  For Ur-Energy, the primary criterion to maintain its FPI status is the ownership of the majority of the Company’s stock by non-United States investors.  This is verified with the transfer agency at the conclusion of the second quarter of each year.  If the Company loses its FPI status, it would be required to file its statements with the SEC using US GAAP.  As of January 1, 2011, Canadian GAAP may no longer be used by Canadian public companies and was replaced with IFRS.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Management believes that it is likely that the Company will lose its FPI status at some point in the next few years, potentially as soon as 2012.  Canadian public companies that are listed in the United States are permitted to prepare their financial statements in accordance with US GAAP and do not have to reconcile back to IFRS.  Since the loss of FPI status would necessitate a change to US GAAP, management adopted US GAAP rather than IFRS effective January 1, 2011.

Material differences between Canadian GAAP and US GAAP to date are reported in Note 16 to the Company’s annual audited financial statements as filed on www.sedar.com and http://www.sec.gov/edgar.shtml.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, Company management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2011 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated March 17, 2011 which is filed on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(Information as at October 24, 2011 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director
W. William Boberg, M.Sc., P. Geo. –Director
Thomas Parker, M.Sc., P.E. – Director and Audit Committee Chair
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director
Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer
Steven M. Hatten, B.Sc. – Vice President of Operations
John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology
Penne A. Goplerud, J.D. - General Counsel and Corporate Secretary

Corporate Offices
Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: 905- 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373	Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website
www.ur-energy.com

Trading Symbols
TSX: URE
NYSE Amex: URG

Independent Auditors
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Computershare Investor Services Inc., Toronto
Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO